N E W S R E L E A S E

February 15, 2012

Nevsun Drills 45m of 3.9% Copper Adjacent to Bisha Mine

Nevsun Resources Ltd. (TSX: NSU/NYSE Amex: NSU) is pleased to report the assays from the final thirty-five infill diamond drill holes at the hanging wall copper zone within its Bisha mining license in Eritrea.  The hanging wall copper zone is immediately west of the Bisha Main deposit and partially within the current open pit design but it is not included in the current resource or reserve estimates for Bisha.  A new resource and reserve statement will be published in late Q2 or early Q3, integrating 29,000 meters of 2011 expansion drilling including the hanging wall copper zone.

Highlights

  Near surface extension of Bisha supergene copper sulphide lens
  Additional feed for Bisha supergene and primary phases
  Resource and reserve statement expected in late Q2 or early Q3 2012

Select High Grade Results Include:

  Hole B-502 – 45.0m at 3.88% Cu, from 15.0 meters to 60.0 meters
  Hole B-498 – 15.1m at 3.08% Cu, from 25.0 meters to 40.1 meters
  Hole B-467 – 22.7m at 2.83% Cu, from 55.3 meters to 78.0 meters

A two phase drill program for the hanging wall copper zone was designed to define the extents and continuity of a previously identified copper mineralization located adjacent to the Bisha Mine.  The program consisted of 82 holes and 9,400 meters of diamond drilling, all completed in 2011.  Nevsun views the hanging wall copper zone’s mineralization as a source of additional feed for the processing plant at Bisha.

Phase 1 drilling discovered a new lens of supergene copper mineralization with select high grade intervals of 37.5m of 8.3% copper and 30 meters of 8.6% copper, as well as defining the extent of the target hanging wall copper mineralization.  Phase 1 results were announced on October 27 and August 31, 2011.  Phase 2, reported herein, was designed to infill the zone defined from Phase 1 to collect additional data for resource estimation.

The new resource and reserve estimate is being carried out by an independent engineering firm, AGP Mining Consultants.  The new resource and reserve statement is expected in late Q2 or early Q3 2012 and includes Harena, the Bisha primary infill drilling and the hanging wall copper zone.

Drill holes B-502, B-500, B-498 and B-467 intersected the supergene sulphide lens that was also intersected by Phase 1 drill holes B-464, B-465, B-395 and B-396.  Drill hole spacing is approximately 25m x 25m.  The sulphide lens appears to be an extension of the northwest lens of Bisha that was faulted off and is not included in the currently disclosed resources or reserves.  Hole B-480 and B-497 were abandoned for normal operational reasons and re-drilled as holes B-489 and B-502 respectively.

Detailed results are in the following table together with a map of the hole locations.  True thickness is estimated at approximately 90% of the drill intervals reported in the table.

Hole ID	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (ppm)	Cu (%)	Azimuth	Dip	Zone
B-467	55.30	78.00	22.70	0.72	24.68	2.83	270	-45	SUPG
incl.	72.00	77.00	5.00	0.66	30.70	5.53
B-468	3.00	7.50	4.50	0.01	1.00	1.66	90	-45	HW Cu
And	61.50	111.00	49.50	0.01	1.00	1.13
B-469	1.50	4.50	3.00	0.01	1.00	0.92	90	-65	HW Cu
And	34.50	55.50	21.00	0.01	1.00	0.84
And	57.00	66.00	9.00	0.01	1.00	0.71
And	88.50	109.50	21.00	0.01	1.00	1.01
B-470	55.50	96.00	40.50	0.01	1.04	1.26	90	-45	HW Cu
incl.	73.50	75.00	1.50	0.01	1.00	3.05
B-471	62.50	105.00	42.50	0.01	1.00	1.28	90	-45	HW Cu
incl.	80.93	91.50	10.57	0.01	1.00	2.05
B-472	40.50	87.00	46.50	0.01	1.00	1.27	90	-45	HW Cu
incl.	51.00	60.00	9.00	0.01	1.00	2.12
B-473	39.00	88.50	49.50	0.00	0.88	1.11	90	-45	HW Cu
incl.	48.00	63.00	15.00	0.00	0.90	1.85
B-474	34.50	50.50	16.00	0.01	1.09	1.38	90	-45	HW Cu
incl.	36.00	42.00	6.00	0.02	1.00	2.29
And	69.50	81.00	11.50	0.01	1.00	1.06
B-475	88.50	112.50	24.00	0.01	1.00	1.08	90	-45	HW Cu
B-476	76.50	84.00	7.50	0.01	1.00	0.95	90	-45	HW Cu
B-477	90.00	103.50	13.50	0.01	1.00	2.09	90	-45	HW Cu
incl.	100.50	102.00	1.50	0.01	1.00	3.73
B-478	76.50	81.38	4.88	0.01	1.00	0.95	90	-45	HW Cu
B-479	69.00	72.00	3.00	0.01	1.00	0.61	90	-45	HW Cu
B-481	70.50	72.00	1.50	0.01	1.00	0.56	0	-90	HW Cu
B-482	54.00	66.00	12.00	0.01	1.00	1.09	270	-55	HW Cu
B-483	90.00	94.50	4.50	0.01	1.00	1.09	90	-45	HW Cu
B-484	33.00	64.50	31.50	0.01	1.00	0.91	0	-90	HW Cu
incl.	43.50	49.50	6.00	0.01	1.00	1.77
And	61.50	64.50	3.00	0.01	1.00	1.91
B-485	63.00	71.57	8.57	0.01	1.00	1.04	90	-45	HW Cu
B-486	3.00	4.50	1.50	0.01	1.00	1.41	270	-45	HW Cu
And	57.00	87.00	30.00	0.01	1.00	1.04
incl.	57.00	63.00	6.00	0.01	1.00	2.70
And	111.00	117.80	6.80	0.70	17.07	0.75
B-487	84.00	91.25	7.25	0.01	1.00	1.21	90	-45	HW Cu
B-488	3.00	4.50	1.50	0.01	1.00	1.54	90	-45	HW Cu
And	28.50	30.00	1.50	0.01	2.00	1.03
And	73.50	84.00	10.50	0.01	1.00	1.00
B-489	84.00	88.50	4.50	0.01	1.00	0.85	90	-45	HW Cu
B-490	3.00	6.00	3.00	0.01	1.00	1.12	90	-45	HW Cu
And	49.50	64.50	15.00	0.01	1.00	0.82
B-491	55.50	70.50	15.00	0.01	1.00	0.76	90	-45	HW Cu
B-492	75.00	78.00	3.00	0.01	1.00	0.98	90	-45	HW Cu

Hole ID	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (ppm)	Cu (%)	Azimuth	Dip	Zone
B-493	4.50	6.00	1.50	0.01	1.00	0.95	90	-45	HW Cu
And	45.00	48.00	3.00	0.01	1.00	0.82
B-494	48.00	51.00	3.00	0.01	1.00	0.56	90	-45	HW Cu
B-495	0.00	3.00	3.00	0.01	1.00	1.31	90	-45	HW Cu
And	67.50	78.00	10.50	0.01	1.29	0.97
B-496	30.00	34.50	4.50	0.01	2.33	1.41	90	-45	HW Cu
And	57.00	78.00	21.00	0.01	1.21	0.64
B-498	25.00	40.13	15.13	0.48	17.32	3.08	270	-65	SUPG
B-499	37.50	69.00	31.50	0.01	1.00	0.62	90	-45	HW Cu
incl.	61.50	67.50	6.00	0.01	1.00	1.27
B-500	43.50	54.38	10.88	0.51	13.03	0.91	270	-45	SUPG
B-502	15.00	60.00	45.00	0.51	20.80	3.88	270	-45	SUPG
incl.	19.50	21.00	1.50	0.48	58.00	24.00
and	42.00	45.00	3.00	0.99	74.00	17.08

SUPG = Supergene   HW Cu = Hanging Wall Copper

Darin Wasylik, Senior Geologist for Nevsun, a qualified person under National Instrument 43-101, supervised and directed all work associated with the drilling program.

Sample preparation and analysis were conducted at ALS Chemex of Vancouver, Canada.

Forward Looking Statements:  The above contains statements regarding positive drill results and anticipated resource and reserve statement.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimated,” “potential,” “likely” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Management Discussion and Analysis of the Company.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email:ir@kincommunications.com Website:www.nevsun.com

MAP:  LOCATION OF DRILL HOLES